July 24, 2019

Torsten Kuenzlen
Chief Executive Officer
Sundial Growers Inc.
#200, 919 11 Avenue SW
Calgary, AB
Canada T2R 1P3

       Re: Sundial Growers Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed July 23, 2019
           File No. 333-232573

Dear Mr. Kuenzlen:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2019 letter.

Amendment No. 1 to Registration Statement on Form F-1

Risk Factors
Risks Related to the Offering and Ownership of Our Common Stock
Our by-laws provide that any derivative actions, actions relations to fiduciary duties, page 55

1. Please file your by-laws to be effective upon completion of this offering as an exhibit to your registration statement. Note that we may have further comment after review of this document.
General

2. Please revise to provide balanced disclosure in the graphics. For example, we note your
 Torsten Kuenzlen
Sundial Growers Inc.
July 24, 2019
Page 2
         disclosure that you have "existing relationships with Tesco, Morrisons, Asda, Lidl,
         Amazon and Aidi." Please revise to disclose here that you have not entered into any agreements to sell your CBD products. In addition, please disclose here that your SAF
         Credit Agreement requires that you maintain at least 60% of the square footage of Bridge
         Farm's existing facilities in the United Kingdom dedicated to non-CBD plant production and inventory and that it requires that you achieve certain minimum gross margin targets is respect of Bridge Farm's non-CBD plants.
       You may contact Keira Nakada at 202-551-3659 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameTorsten Kuenzlen                           Sincerely,
Comapany NameSundial Growers Inc.
                                                             Division of
Corporation Finance
July 24, 2019 Page 2                                         Office of
Healthcare & Insurance
FirstName LastName